                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                              -----------------

                                SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 14)

                              Giant Group, Ltd.
                              -----------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                    --------------------------------------
                        (Title of Class of Securities)

                                374503 1 10 0
                    --------------------------------------
                                (CUSIP Number)

                               Andrew F. Puzder
                 Executive Vice President and General Counsel

                      Fidelity National Financial, Inc.
                           17911 Von Karman Avenue
                          Irvine, California  92714
                             Tel. (714) 622-5000

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  Copies to:

                           Lawrence Lederman, Esq.
                       Milbank, Tweed, Hadley & McCloy
                          One Chase Manhattan Plaza
                          New York, New York  10005
                             Tel.  (212) 530-5000

                                April 12, 1996
                                --------------
           (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

        Check the following box if a fee is being paid with the statement / /.


                              Page 1 of 11 Pages

                            Exhibit Index on Page 7

                                 SCHEDULE 13D

CUSIP NO.:  374503 1 10 0

(1)  NAME OF REPORTING PERSON:

     Fidelity National Financial, Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     IRS No. 86-0498599

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)         [ ]
     (b)         [ ]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS:  WC

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     (7)    SOLE VOTING POWER:  705,489

     (8)    SHARED VOTING POWER:  0

     (9)    SOLE DISPOSITIVE POWER:  705,489

     (10)   SHARED DISPOSITIVE POWER:  0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  705,489

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [x]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  14.8(1)

(14) TYPE OF REPORTING PERSON:  CO





- --------------

(1)   Based upon 4,778,385 shares of Common Stock outstanding as of March 6,
      1996.


                               Page 2 of 11 Pages

CUSIP NO.:  374503 1 10 0

(1)  NAME OF REPORTING PERSON:

     William P. Foley, II(2)

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     IRS No. ###-##-####

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)         [ ]
     (b)         [ ]

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS:  PF

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     (7)    SOLE VOTING POWER:  0(3)

     (8)    SHARED VOTING POWER: 0

     (9)    SOLE DISPOSITIVE POWER:  0(3)

     (10)   SHARED DISPOSITIVE POWER: 0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  0(3)

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [x]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0

(14) TYPE OF REPORTING PERSON:  IN





- ----------------

(2) Mr. Foley owns 21.4% of the outstanding common stock of Fidelity and he is the Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity.

(3) Mr. Foley disclaims beneficial ownership of 705,489 shares of Common Stock held by Fidelity. Mr. Foley owns 21.4% of the outstanding common stock of Fidelity, and he is Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity.


                               Page 3 of 11 Pages

          This Amendment No. 14 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on December 8, 1995, as heretofore amended (the "Schedule 13D"), with respect to the common stock, par value $0.01 per share, of Giant Group, Ltd. (the "Common Stock"), a corporation having its principal executive offices located at 150 El Camino Drive, Suite 303, Beverly Hills, California 90212 (the "Company"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

          Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 of the Schedule 13D is hereby amended to add the following:

          (P) On April 12, 1996, the United States District Court for the Central District of California denied the Company's motion to dismiss all of Fidelity's four pending counterclaims, except with respect to Fidelity's second counterclaim (the "Motion to Dismiss Civil Minutes"). A copy of the Motion to Dismiss Civil Minutes is attached hereto as Exhibit 99.16, and is incorporated herein by reference. Fidelity admitted that its second counterclaim regarding the invalidity of the Exchange Offer was moot in light of the Company having materially changed the terms of the proposed exchange offer after Fidelity had filed its Second Amended Counterclaim. Accordingly, the court dismissed the second counterclaim. In addition, the court ordered each side to show cause as to why the court should not decline to exercise supplemental jurisdiction over all of the state law causes of action and counterclaims and dismiss them without prejudice (the "Order to Show Cause Civil Minutes"). A copy of the Order to Show Cause Civil Minutes is attached hereto as Exhibit 99.17, and is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 of the Schedule 13D is hereby amended to add the following:

    99.16      The Motion to Dismiss Civil Minutes dated April 12, 1996.

    99.17      The Order to Show Cause Civil Minutes dated April 12, 1996.





                               Page 4 of 11 Pages

                                   SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 16, 1996
                                   FIDELITY NATIONAL FINANCIAL, INC.



                                   By: /s/ WILLIAM P. FOLEY, II
                                       --------------------------------
                                       Name:  William P. Foley, II
                                       Title: Chairman of the Board and
                                              Chief Executive Officer





                              Page 5 of 11 Pages

                                   SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 16, 1996




                                           /s/ WILLIAM P. FOLEY, II
                                           ----------------------------
                                               William P. Foley, II





                              Page 6 of 11 Pages

                                EXHIBIT INDEX



  99.16        The Motion to Dismiss Civil Minutes
               dated April 12, 1996                          Page 8

  99.17        The Order to Show Cause Civil Minutes
               dated April 12, 1996                          Page 11





                              Page 7 of 11 Pages